Exhibit 4.4

Nexxen International Ltd.
Remuneration Policy for Directors and Executives

1.	Purpose

The purpose of the Nexxen International Ltd. (“Nexxen”) Remuneration Policy for Directors and Executives (the “Policy”) is to describe Nexxen’s overall remuneration strategy for its executive and non-executive directors and other executive officers and to provide guidelines for setting their remuneration.

The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”), and applies to the remuneration arrangements of all of Nexxen’s executive and non-executive directors and other executive officers, including all office holders (as defined in the Companies Law) (collectively, the “Executives”).

All remuneration arrangements of Executives are to be approved in the manner prescribed by applicable law as in effect at such time.  Any relief or exemption to any applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Executives or employees or any third party any right or privilege in connection with their employment by, or engagement with, Nexxen.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the composition and independence rules of the Companies Law and/or The NASDAQ Stock Market (“NASDAQ”) and/or the New York Stock Exchange (“NYSE”) as in effect from time to time.

3.	Overall Strategy

Nexxen believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Executives; Executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the remuneration structure meets Nexxen’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a remuneration package that is competitive with other companies in our industry and jurisdictions of operation.

In support of this goal, Nexxen’s remuneration practices are designed to meet the following objectives:

•	compete for, attract, retain, reward and motivate highly qualified Executives;

•
ensure that the interests of the Executives are closely aligned with the interests of Nexxen’s shareholders and emphasize long-term incentives so that Executives have an interest in Nexxen’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes Nexxen’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Parameters for Examining Remuneration Terms

In setting remuneration of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, qualifications, professional experience, seniority and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior remuneration arrangements;

•	data of peer companies, including companies in the industry and/or geographic markets and remuneration for comparably situated executives;

•	the Executive’s expected contribution to Nexxen’s future growth and profitability;

•	the degree of responsibility imposed on the Executive;

•	the need to retain Executives who have such skills, know-how or unique expertise;

•	the then current and prospective condition of Nexxen’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

•	accounting and tax considerations and implications;

•
the relation between the employment terms of the Executive and the average and median salary of Nexxen’s employees and contractors (which ratio shall not exceed 30:1), as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage remuneration advisors and other professionals to assist in formulating remuneration packages in line with the Policy, including, without limitation, to assist:

•	in preparing, collecting and analyzing applicable wage surveys and other relevant data;

•	framing the appropriate parameters to be considered; and

•	evaluating the different parameters.

5.	Remuneration Terms of Executives

Nexxen provides fair, competitive and equitable remuneration for its Executives by combining several remuneration elements.  Taking into account the parameters set forth in Item 4 of the Policy, the remuneration package of Nexxen executives will generally combine all or a portion of the following items:

•	a base salary;

•	cash bonus (periodic or special);

•	equity-based long-term incentives; and

•	other social and fringe benefits.

The maximum value of the variable remuneration components shall reflect not less than 50% of each Executive’s total remuneration package.

In setting remuneration of Executives employed by a subsidiary of Nexxen, references in the Policy to Nexxen shall also include such subsidiary, to the extent applicable in the relevant context.

A.	Base Salary

Base salary is a fixed, cash component of overall remuneration.  Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in Item 4 above, including, without limitation, comparative market data and practices of peer companies and remuneration for comparably situated executives.

The base salary is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, taking into account the factors described in Item 4 above.

B.	Annual Cash Bonus

Overview.  Executives may be incentivized through a periodic bonus program that sets performance targets based on their role and scope.  Actual payments are driven by the business and individual performance vis-à-vis the performance targets.

The performance targets and the maximum annual bonus payable to each Executive shall be reviewed and approved by the Compensation Committee and the Board of Directors.

The Compensation Committee and the Board of Directors shall not have discretion to reduce the amount of any bonus payable to Executives.

Criteria.  A significant portion of the annual bonus, not less than 75%, shall be determined based on measureable criteria.  A less significant portion of the annual bonus, not to exceed 25%, may be based on non-measureable criteria, taking into account the Executive’s contribution to Nexxen.  Notwithstanding the foregoing, the annual bonus for an Executive who is not the Chief Executive Officer or another Executive Director, may be based entirely on non-measurable targets.

Measurable criteria will be determined for each Executive position and may include, without limitations, the following targets:

•	growth in total revenue and/or profits;

•	increase in operating margin;

•	increase in efficiency;

•	execution of approved projects;

•	growth in bookings;

•	results of satisfaction surveys; and

•	improvement in service parameters.

Examples of non-measurable criteria that will be considered include, without limitation:

•	contribution to Nexxen’s business, profitability and stability;

•	the need to retain an Executive with skills, know-how or unique expertise;

•	the responsibility imposed on the Executive;

•	changes that occurred in the responsibility imposed on the Executive during the year;

•	performance satisfaction, including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his duties);

•	assessment of the Executive’s ability to work in coordination and cooperation with other employees; and

•	the contribution to appropriate control environment and ethical environment.

The maximum annual cash bonus payable to an Executive shall not exceed 300% of the Executive’s annual base salary.

Special Bonuses.  In addition to the periodic bonus, the Compensation Committee and the Board of Directors may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to pay certain Executives special bonuses in recognition for their special contribution to key transactions and events in the company’s lifecycle. The maximum special bonus payable to an Executive shall not exceed annually $2,000,000.

Payout in Cash or Equity Based Compensation. The Compensation Committee and the Board of Directors will have full discretion to convert all or a portion of an Executive’s annual cash bonus into share options, restricted shares or restricted share units and to determine their vesting and other terms.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Executives equity-based compensation in any form permitted under Nexxen’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares, restricted share units (RSUs) and participation in employee stock purchase programs (ESPP). All grants of equity-based compensation to the Chief Executive Officer (or other Executive of Nexxen who is a member of Nexxen’s Board of Directors) shall be approved in the manner prescribed by the Companies Law and the rules of NASDAQ and/or NYSE and/or the AIM.

Equity Award Terms.  The Compensation Committee and the Board of Directors (and the shareholders to the extent prescribed by the Companies Law) shall set the terms of award grants to Executives in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Generally, grants to Executives shall vest gradually over a period of no less than two years, in the aggregate.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Nexxen and/or the achievement of performance targets as set forth in the respective award agreement.

Value of Equity-Based Compensation. The maximum annual value for equity-based compensation granted to an Executive shall not exceed $5 million per year, or $12 million in the case of the Chief Executive Officer.  The annual value of the equity-based component shall be calculated at the time of grant (in the same manner valued for purposes of the annual accounts) divided equally over the period of vesting (e.g., if the vesting period is 4 years, 25% of the value shall be attributable to each of the four years).

The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

D.	Benefits

The following benefits may be granted to the Executives:

•	vacation days;

•	sick days;

•	convalescence pay according to applicable law;

•	employer contribution to an education fund;

•	employer contribution to an insurance policy or a pension fund for severance and pension;

•	employer contribution towards work disability insurance; and

•	D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In addition, Nexxen may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies.

E.	Retirement and Termination of Service Arrangements

The Compensation Committee and the Board of Directors may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period and Adjustment Period. Nexxen provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed three months.  In addition, the Compensation Committee and the Board of Directors may elect to make an adjustment period payment (beyond the contractual advance notice period), to a departing Executives dismissed by Nexxen in circumstances that do not constitute “cause”, in an amount that does not exceed three months’ base salary of the departing Executive.

Additional Retirement and Termination Benefits.  Nexxen may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under applicable labor laws) or a payment in consideration for the Executive’s agreement not to solicit Nexxen’s employees, customer and suppliers and/or not to compete with Nexxen for a defined period of time post-employment.

In determining the retirement and termination terms, the Compensation Committee and the Board of Directors shall take into account different criteria, including the following:

•	the length of employment of the Executive;

•	the Executive’s performance during his or her employment;

•	Nexxen’s performance during the Executive’s term of employment and the Executive’s contribution to such company performance;

•	the circumstances surrounding the termination of employment of the Executive, such as relocation of the Executive and availability of suitable executive positions; and

•	whether separation payments are customary in the industry or geographic market or sector in which the Executive is employed.

The maximum additional retirement and termination benefits payable to an Executive (including any advance notice period and adjustment period as set forth above) shall not exceed twelve months of the Executive’s base salary.

Continued Vesting Following Retirement.  Nexxen may provide that outstanding equity awards of Executives may continue to vest and be paid out post-retirement, provided the Executive agrees to provide reasonable support for transition prior to retirement and complies with any applicable post-retirement restrictive covenants.

F.	Change of Control Special Arrangements

In addition to the benefits applicable in the case of any retirement or termination of service, as described above, the Compensation Committee and the Board of Directors may determine that an Executive shall be entitled to the following benefits in the event his/her employment is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Nexxen:

•	acceleration of vesting of outstanding options and other equity awards;

•	extension of advance notice period by up to two months (in addition to the advance notice period in effect prior to the change of control);

•	payment of severance pay for an additional period of up to two months; and

•	extension of the exercise period of options and other equity awards held by Executives for a period of up to three months following the date of employment termination.

G.	Indemnification, Insurance and Exculpation of Directors and Officers

Nexxen may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Nexxen’s shareholders, the maximum amount for advance indemnification per event shall not exceed 50% of Nexxen’s shareholders equity and the maximum coverage for D&O liability insurance shall not exceed $150 million. The premium payable with respect to such D&O liability insurance shall be on market terms and in an amount not material to the Company.

6.	Clawback Policy

To reflect sound corporate governance, Nexxen’s clawback policy relating to Executive remuneration allows for the recovery of all or a portion of any remuneration paid to an Executive that was paid on the basis of financial data included in Nexxen’s financial statements in any of the prior three fiscal years that were found to be inaccurate and were subsequently restated.

In such event, Nexxen will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such remuneration, based on the revised financial data included in the restated financial statements.

Notwithstanding the above, the remuneration recovery will not be triggered in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•	the Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

7.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Last Updated: December 20, 2024